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                        ADVANTAGE PAYROLL SERVICES, INC.
                                 126 Merrow Road
                               Auburn, Maine 04211

                                November 5, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

           Re:   Advantage Payroll Services, Inc.
                 Request to Withdraw Registration Statement on Form S-1 (Registration No. 333-84452) Originally Filed on March 18, 2002

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Advantage Payroll Services, Inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-1 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

     The Registration Statement was filed in connection with a proposed initial public offering of the Registrant's common stock, par value $0.01 per share ("Common Stock"). As a result of the Registrant's acquisition by Paychex, Inc. on September 20, 2002, the Registrant has determined that it will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement. Because the Registrant will not proceed with the proposed offering, the Registrant's management believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.

     No offers or sales of the Registrant's Common Stock were made pursuant to the Registration Statement and all activity regarding the proposed initial public offering has been discontinued. The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Act.

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     Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (207) 786-0490.

                                   Sincerely,

                                   ADVANTAGE PAYROLL SERVICES, INC.

                                   By:  /s/ Peter J. McGrail
                                      ------------------------------------------

                                   Name: Peter J. McGrail
                                   Its: Vice President, Chief Financial Officer and Assistant Secretary

cc:      Dennis M. Myers
         Gerald T. Nowak

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